EXHIBIT S

                         Invensys Holdings Limited
                               Carlisle Place
                              London SW1P 1BX
                               United Kingdom

                                                              June 19, 2002

Dear Baan Shareholder:

Re: Exit Offer to Purchase Shares of Baan Company N.V. for(euro)2.85 per Share (without interest)

          On June 17, 2002, we announced our exit offer for all outstanding shares of Baan Company N.V. in liquidatie at the price of (euro)2.85 per share (without interest). The exit offer period commences on June 19, 2002 and expires on July 19, 2002 unless extended. Shareholders who wish to sell their Baan shares can offer their shares for sale at Euronext Amsterdam NV during the offer period and we are arranging to purchase the offered shares at Euronext at (euro)2.85 per share.

          In order to facilitate the participation of holders of Baan shares registered in the shareholders registry in New York City ("U.S. shares") for which JPMorgan Chase Bank serves as transfer agent, we have made arrangements to allow such holders to tender shares to us through a depositary in the United States.

          To enable you to consider participating in our offer and tendering your shares, we are forwarding to you:

               o English translation of the notice of our offer published in the Netherlands and the United States; and

               o    Letter of transmittal and accompanying forms.

          Invensys has requested D.F. King & Co., Inc. to locate and assist holders of U.S. shares desiring to participate in this transaction. If you have U.S. shares and hold your shares "of record," you can submit your shares by sending the share certificates representing the shares and the enclosed letter of transmittal to the depositary, JPMorgan Chase Bank, at the address listed in the enclosed letter of transmittal. If you have U.S. shares and your broker, bank or nominee holds your shares in "street name" for you, you must direct this entity to submit your shares. Please contact your broker, bank or nominee.

          Because Baan may be deemed a passive foreign investment company under United States federal income tax laws, shareholders who are subject to United States taxation and who expect to realize a capital gain with respect to a sale of their shares are urged to consult with their tax adviser.

          If you elect to submit your U.S. shares, unless you instruct the depositary otherwise, you will receive all cash payments for your shares in U.S. dollars.

          IF YOU NEED ASSISTANCE OR HAVE ANY QUESTIONS, PLEASE CALL OUR INFORMATION AGENT, D.F. KING & CO., INC. AT (800) 769-6414 (TOLL FREE) OR
(212) 764-5550 (COLLECT).

                                         Yours truly,
                                         Invensys Holdings Limited